UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place
14 Par-La-Ville Road
Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Attached hereto as Exhibit 99.1 is a press release of FLEX LNG Ltd. (the “Company”), dated November 12, 2025, announcing the Company’s unaudited financial results for the third quarter and for the nine months ended September 30, 2025.

The information contained in Exhibit 99.1, excluding the commentary of Marius Foss, attached to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268367) with an effective date of December 7, 2022, the Company's Registration Statement on Form F-3ASR (File No. 333-282473) with an effective date of October 2, 2024 and the Company’s Registration Statement on Form S-8 (File No. 333-275460) with an effective date of November 9, 2023.

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Knut Traaholt
Name: Knut Traaholt
Title: Chief Financial Officer of Flex LNG Management AS (Principal Financial Officer of FLEX LNG Ltd.)
Date: November 12, 2025